SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002

Fairmont Hotels & Resorts Inc.

(Translation of Registrant’s Name Into English)

Canadian Pacific Tower, Ste 1600,100 Wellington Street W., Toronto, Ontario M5K 1B7, Canada

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☒

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13960.

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Exhibits Index appears on Page 3

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRMONT HOTELS & RESORTS INC.
(Registrant)

Date: December 11, 2002	By:	/s/ Terence P. Badour

		Name: Title:	Terence P. Badour Sr. Vice President, General Counsel and Secretary

Exhibits Index

     The following is a list of Exhibits included as part of this Report on Form 6-K.

Exhibit No.	Description of Exhibits

99.1	Important Notice For Holders Owning 99 Shares Or Fewer Of Fairmont Hotels & Resorts Inc.

99.2	Small Shareholder Selling Program For Holders of 99 Or Fewer Common Shares

99.3	Fairmont Hotels & Resorts Inc. Letter of Transmittal Description Of Shares Transmitted

3